Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACTS:
Jonathan Birt Ph: 212 850 5664 or 44 20 7269 7205 Niamh Lyons Ph: 353 1 663 3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Announces Dates for Upcoming Corporate Events

DUBLIN, Ireland – September 30, 2008 – Elan Corporation, plc (NYSE: ELN) today announced the dates for the following upcoming corporate events:

Third Quarter 2008 Financial Results

Elan will host a conference call on Thursday, October 23, 2008 at 8:30 a.m. Eastern Daylight Time (EDT), 1:30 p.m. British Summer Time (BST), with the investment community to discuss Elan's third quarter 2008 financial results, which will be released before U.S. and European financial markets open.

Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the call will be available at the same URL.

Natixis Bleichroeder Hidden Gems Conference

Elan will present at the Natixis Bleichroeder Second Annual Hidden Gems Conference on Monday, October 13, 2008 at 11:00 am EDT, 4:00pm BST.  The conference takes place at the Waldorf Astoria in New York City.

Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
###